SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                 SCHEDULE 13D/A
                                (Amendment No. 4)

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     37937R
                     ---------------------------------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                     ---------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:


                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                 August 29, 2001
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    AF
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    OO
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.      37937R
              ------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                           ---------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                              ----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization   Italy
                                              ----------------------------------
-------------------
     Number of                (7)    Sole Voting Power          NONE
      Shares                         -------------------------------------------
   Beneficially               (8)    Shared Voting Power        2,774,201
     Owned by                        -------------------------------------------
       Each                   (9)    Sole Dispositive Power     NONE
    Reporting                        -------------------------------------------
   Person With               (10)    Shared Dispositive Power   2,774,201
-------------------                  -------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  IN
                                                     ---------------------------

Introductory Statement

              This Amendment No. 4 (this "Amendment") amends and supplements the
Schedule 13D originally filed on July 9, 2001, as amended by Amendment No. 1 thereto filed on August 8, 2001, Amendment No. 2 thereto filed on August 17, 2001 and Amendment No., 3 thereto filed on August 20, 2001 (as so amended, the "Schedule 13D") by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons") with respect to their beneficial ownership of 2,774,201 shares of Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

              The Reporting Persons acquired the 2,774,201 Shares held by them with the purpose of acquiring a significant stake in the Issuer. The Reporting Persons have had discussions with other significant shareholders of the Issuer regarding the acquisition of additional Shares held by such shareholders or, alternatively, regarding an agreement or understanding with such shareholders with respect to jointly obtaining a controlling stake in the Issuer and subsequently effectuating a change in the board of directors and management of the Issuer.

              The Board of Directors of the Issuer adopted a Shareholder Rights Plan dated as of July 19, 2001 (the "Rights Plan") in response to the filing of the Schedule 13D by the Reporting Persons. As a result of the adoption of the Rights Plan, the Reporting Persons determined to pursue a dialogue with the Issuer and its shareholders regarding a potential combination of the Issuer with AISoftw@re or Infusion. AISoftw@re proposed a friendly stock-for-stock merger to the Board of Directors of the Issuer and, in connection therewith, AISoftw@re and the Issuer entered into a non-disclosure agreement dated August 7, 2001. See
Item 6 of the Schedule 13D for a description of the proposal and the non-disclosure agreement.

              Since August 7, 2001, the Reporting Persons have engaged in a due diligence review with respect to the Issuer and have had negotiations regarding such a combination with the Issuer's management and significant shareholders. As of 5:00 p.m., New York time, on August 15, 2001, the Reporting Persons and the Issuer had not reached an agreement with respect to such a business combination and had not executed a merger agreement.

              On August 16, 2001, AISoftw@re wrote to the board of directors of the Issuer to propose an amendment to its earlier merger offer. Under the terms of AISoftw@re's amended proposal, AISoftw@re would acquire each outstanding share of the Issuer in a cash tender offer under which Issuer shareholders would receive $0.45 in exchange for each share of Issuer Common Stock, and $0.045 in exchange for each share of Class A common stock of the Issuer. Such offer would not be subject to any financing condition. A copy of a letter dated August 16, 2001 from AISoftw@re to the Issuer communicating the foregoing is attached hereto as Exhibit G and is incorporated herein by reference in its entirety. Also attached hereto as Exhibits H and I, respectively, each of which is incorporated herein by reference in its entirety, are copies of two press releases announcing the Issuer's rejection of AISoftw@re's stock-for-stock merger proposal and announcing AISoftw@re's amended cash tender offer proposal.

              On August 17, 2001, AISoftw@re submitted to the Issuer a formal written amendment to its earlier stock-for-stock merger proposal. On August 18, 2001, the Issuer informed AISoftw@re that the Issuer had delivered a notice of termination to NewMedia SPARK plc ("SPARK") pursuant to which it is terminating its merger agreement (the "SPARK Merger Agreement") among the Issuer, SPARK and GlobalNet Acquisitions Inc., a wholly-owned subsidiary of SPARK. The termination was scheduled to become effective August 21, 2001 at approximately 11:00 p.m., New York time. Attached hereto as Exhibit J and incorporated herein by reference in its entirety is a copy of a press release announcing the delivery of the Issuer's termination notice and the intention of the Issuer and AISoftw@re to enter into a merger agreement.

              On August 21, 2001, the Issuer announced that it had withdrawn its notice of termination of the SPARK Merger Agreement following SPARK's agreement to raise the price offered to the Issuer's shareholders to match the price that had been offered by AISoftw@re. As a result of these developments, AISoftw@re has decided not to pursue a further bid for the Issuer and not to attempt unilaterially to present another acquisition proposal to the Board of Directors of the Issuer. Attached hereto as Exhibit K and incorporated herein by reference in its entirety is a copy of a press relese announcing AISoftw@re's decision.

              At this time, none of the Reporting Persons is planning to submit a further bid for the Issuer, and each of the Reporting Persons is planning to tender the Issuer shares owned by it into the SPARK tender offer.

              Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 7.       Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit K -   Press Release dated August 29, 2001

                                    Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


August 29, 2001

                                      INFUSION S.P.A.


                                      By:    /s/ Francesco Gardin
                                         ---------------------------------------
                                      Name:   Francesco Gardin
                                      Title:  President of the Board of
                                              Directors


                                      AISOFTW@RE S.P.A.


                                      By:    /s/ Francesco Gardin
                                          --------------------------------------
                                      Name:   Francesco Gardin
                                      Title:  President of the Board of
                                              Directors and Chief Executive
                                              Officer




                                        /s/ Francesco Gardin
                                      ------------------------------------------
                                      Francesco Gardin

                                  EXHIBIT INDEX


Exhibit No.                    Description                              Page No.
-----------                    -----------                              --------

     K            Press Release dated August 29, 2001                      K-1

                                                                       EXHIBIT K

                      GlobalNet Financial.com Offer Update


Milan and London, 29 August 2001 - NewMedia SPARK plc ("SPARK") and AISoftw@re ("AIS"), today make the following announcements with respect to GlobalNet Financial.com, Inc. ("GlobalNet").

AIS has decided not to pursue a further bid for GlobalNet and not attempt unilaterally to present another acquisition proposal to the Board of Directors of GlobalNet.

AIS has confirmed that it will abide by its existing agreements with GlobalNet, including an obligation to tender its shares in GlobalNet (representing 12.9% of the voting power) into the SPARK offer.

Following AIS's decision, no legal actions will take place between the two companies with respect to past actions. Furthermore, SPARK and AIS have decided to explore ways in which the two companies could co-operate and pursue potential joint investments.

AIS and its affiliates, which collectively own 2,806,001 shares of GlobalNet will receive approximately $1,262,700 from the SPARK offer. The average book value of the shares owned by AIS and its affiliates is approximately $0.85 per share.

Joel Plasco, Director of SPARK, said "Following these announcements, we look forward to positive co-operation between AISoftware and SPARK, and the rapid conclusion of the tender offer."

Professor Francesco Gardin, President and CEO of AIS said: "We have decided not to make a further bid for GlobalNet but instead to pursue our goals of expanding AIS's international presence and increasing the value of INFUSION, our venture capital subsidiary, in advance of its planned de-merger and IPO, through the exploration of potential opportunities to work together with SPARK."

According to information provided to SPARK by the Bank of New York who is acting as the depository for the tender offer, shares representing approximately 48% of the combined voting power of GlobalNet have been validly tendered and not withdrawn as of close of business Monday 27 August 2001; this excludes the 12.9% stake to be tendered by AIS. The offer is conditional among other things on shares representing at least 51% of the combined voting power of GlobalNet having been validly tendered and not withdrawn by the expiration of the offer.

The SPARK offer of $0.45 per share of common stock and $0.045 per share of class A common stock of GlobalNet will expire at midnight New York time on Friday 31 August 2001, unless further extended. For more complete information on the SPARK offer (including how to tender and withdraw GlobalNet shares), investors should read the Schedule TO filed by SPARK with the US Securities and Exchange Commission, as amended to date.

AISoftw@re

AISoftw@re SpA (www.ais.it), founded in 1983 and with consolidated group sales in 2000 of 23,727,743 Euros ($ 21.6 million), specializes in the development of technologically advanced software products for decision-support, knowledge processing, and data mining and Internet and Intranet solutions. Its proprietary products target the financial and healthcare industries. AISoftw@re solutions hold a leading positions in these dynamic vertical markets in Europe. AISoftw@re has been listed on Nasdaq Europe since November 1999 and on the Italian Nuovo Mercato since August 2000. The company is pursuing a program of growth based on international expansion, aggressive recruitment, acquisitions and equity investments in software companies working in the area of Internet applications development.


NewMedia SPARK


Listed on London's Alternative Investment Market, NewMedia SPARK plc is one of Europe's leading early stage investors in the telecoms, media and technology sectors. SPARK has a portfolio of investments in over 50 companies in Europe and India. SPARK focuses its investments on software applications, communications infrastructure businesses and certain areas of digital media such as music and financial products, typically investing between (pound)0.5 million and (pound)2 million. SPARK has operations in London, Stockholm, Berlin and Madrid. For further information see www.newmediaspark.com.

Contacts:

Joel Plasco
NewMedia SPARK                                        +44 207 851 7777

Marco Mancini
AISoftw@re                                            +39 02 280 141
                                                 email:  mmancini@ais.it